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                         [WELLS FARGO FUNDS LETTERHEAD]

                                February 26, 2010

                                                     Writer's Direct Dial Number
                                                                  (415) 947-4805

Via Edgar

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re:  Wells Fargo Funds Trust
          Registration Nos. 333-74295; 811-09253

Ladies and Gentlemen:

In connection with the registration of Wells Fargo Funds Trust (the "Trust") under the Investment Company Act of 1940, and the issuance of securities by it under the Securities Act of 1933, and pursuant to 17 C.F.R. 230.485(b), we are transmitting herewith for filing Post-Effective Amendment No. 149 to the Registration Statement on Form N-1A on behalf of the Wells Fargo Advantage Small and Mid Cap Stock Funds and Specialty Funds for the purpose of updating financial information, reflecting changes made in response to comments of the staff of the Securities and Exchange Commission and making other non-material changes.

     If you have any questions, please contact the undersigned at the number indicated above.

                                         Very truly yours,


                                         /s/ Lawrence Hing
                                         ---------------------------------------
                                         Lawrence Hing
                                         Senior Counsel